Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of an interview first made available on October 25, 2021.

Maya Rodriguez: Windswept mountain ranges and morning temperatures hovering in the 30s. It’s fall in Montana, not the ideal growing season unless you’re in here.

Meaghan McGrath: This new type of growing is really exciting.

Maya: This is Local Bounti, a company specializing in growing facilities like these and focusing on a new way of farming. Meaghan McGrath is director of product development.

Meaghan: This is our butter lettuce pond. We sell these as a living head as well as a cut product so you can make a salad directly.

Maya: It’s a year-round growing operation with an output that the company says uses no pesticides and 90% less water and land than traditional farming.

Gary Hilberg: This facility is a couple of acres. This would be equivalent to 20 or more acres of traditional farmland.

Maya: It’s a critical savings in land and water that could make a difference in the coming years, not just in the drought-ravaged West, but around the world. By 2050, the United Nations estimates the global population will be more than 9 billion people. The planet will need to produce 70% more food just to meet that demand. Local Bounti says there are other environmental impacts that can also be avoided, including how most produce gets to people in the first place, often by traveling thousands of miles.

Gary: By the time you get it, it’s been days or weeks since it’s been harvested and you lose quality, you’ve got a lot of loss, tremendous amount of waste, and a tremendous amount of emissions driving that produce all around the country.

Maya: To mitigate that, the company says it’s staying local, selling as close to where it’s grown as possible. Right now, their products are in 500 stores around Montana, Idaho, Colorado, Utah, and Nevada, and other Western states. They say that can help consumers save money by providing fresher produce that reduces food waste.

Meaghan: Many of us have that moment where we go to make a salad at home. We pull out that clamshell and it’s slimy because it’s traveled many miles, it’s taken many days to get to you, and both because we’re growing locally and the way that we grow is bringing that really fresh product to you that lasts longer.

Maya: It’s a growing industry with a $30 billion potential in the Western US alone.1

Gary: This technology can apply to all different types of plants. Agriculture business is growing rapidly for exactly those reasons. There’s lots and we will not be the only player in this area. We expect to be one of many.

Maya: One of many tapping into our growing foods needs. In Hamilton, Montana, I’m Maya Rodriguez.

Additional Information

In connection with the Business Combination, Leo filed with the Securities and Exchange Commission (the “SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant holders are encouraged to read the Joint Proxy Statement/Prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the Joint Proxy Statement/Prospectus. Shareholders and public warrant holders will also be able to obtain copies of the Joint Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Joint Proxy Statement/Prospectus for the Business Combination.

[1]	Correction: The market for vegetables and herbs in the United States is expected to reach $30 billion by 2025, not the western United States alone as stated in the original broadcast.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Joint Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

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